United States securities and exchange commission logo





                              April 17, 2023

       James Knopf
       Chief Executive Officer
       Gamer Pakistan Inc
       35 E Horizon Ridge Parkway, Suite 110-481
       Henderson, NV 89002-7906

                                                        Re: Gamer Pakistan Inc
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted March 21,
2023
                                                            CIK No. 0001948884

       Dear James Knopf:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.2 to Draft Registration Statement on Form S-1

       Cover Page

   1. Please remove the Filing Fee Table from the cover page and file a completed filing fee table as an exhibit to
this registration statement. Refer to Item 601(b)(107) of Regulation
                                                        S-K.
   2. You state that you expect the initial public offering price will be between $4.00 and $5.00 per share, but that you
have selected the lower price point of $4.00 per share to use as the actual sales price
"given recent market turmoil." If you believe that the offering is likely to price at $4.00 per
share, please explain how $4.00 to $5.00 is a bona fide estimate of the range. See
Instruction 1 to Item 501(b)(3) of Regulation S-K. Please also tell us why you are choosing the
low point of the range, as opposed to the midpoint, to use in the
 James Knopf
Gamer Pakistan Inc
April 17, 2023
Page 2
         disclosure throughout the prospectus. We also note your disclosure on page 21 that if you do not price at at least $4.00 per share, you will not proceed with the offering. Please clearly disclose this on the cover page.
Table of Contents, page i

3. Please ensure that the Table of Contents accurately reflects the content of the registration statement. As one example only, on page 10 of the registration statement there is a section titled "Summary of Certain Financial Data" formatted as a new section, but it is not included in the Table of Contents. Refer to Item 502(a) of Regulation S-K.
Prospectus Summary, page 1

4. Please ensure that the Prospectus Summary does not contain any factual inaccuracies. As
         one example only, on page 7 you state "Activision Blizzard   s World
of Warcraft
         announced a mobile version will be available later in 2022." However, it appears that no such mobile version of World of Warcraft is currently on the market.
5. We note your disclosure on page 29, describing your ability to continue as a going concern. Please also include such disclosure in this section, including whether you expect that your existing cash balances will be sufficient to meet working capital and capital expenditure needs for the next twelve months. Please also clearly state that you have not generated any revenue to date, and disclose the amount of your accumulated deficit.
6. You note that, in management's opinion, Pakistan is one of the largest and fastest growing esports markets in the world. However, the citation you provide in the prospectus does not appear to support this statement. Please explain and revise as necessary.
7. Please disclose here, or elsewhere as appropriate, the material terms of the agreement between ESP and IUCPSS, and the assignment and consulting agreement between ESP and K2 Gamer.
Risk Factors, page 11

8. Please update your disclosure to address the risk of inflation, if material, and how such risk may impact the development of your business.
Risks Related to Our Business
If our acquisition of 90% of K2 Gamer is not approved by the Securities and Exchange
Commission of Pakistan, this could have a material..., page 11
FirstName LastNameJames Knopf
9. Please update this risk factor, and elsewhere in the registration statement where you
Comapany    NameGamer
       discuss           Pakistan
               the K2 Gamer        Inc
                               acquisition approval process, to disclose the
requirements for, and
       status
April 17, 2023of,Page
                  approval
                      2    from the Securities and Exchange Commission of
Pakistan.
FirstName LastName
 James Knopf
FirstName   LastNameJames Knopf
Gamer Pakistan   Inc
Comapany
April       NameGamer Pakistan Inc
       17, 2023
April 317, 2023 Page 3
Page
FirstName LastName
The current and potential effects of the coronavirus may impact our business, results of operations and financial condition., page 14

10. Please update your Covid-19 risk factor to describe the current state of this risk to your business. For example, we note that by February 2022 many of the Covid-19 restrictions in place in Pakistan had been lifted.
We may require additional financing if we are successful, and cannot be certain that such additional financing will be available on..., page 14

11. We note that the number of months you will be able to operate with the net proceeds is still blank, but on page 25 you disclose that the proceeds would be enough for two years.
         Please clarify this discrepancy.
Our revenues and profitability depend on many factors for which no assurances can be given., page 15

12. We note here, and elsewhere in the registration statement, references to increasing revenue. However, you also state, such as on page 28, that you have generated no revenue.
         Please make clear in your disclosure that there are risks associated with not only your ability to expand your revenues, but your ability to begin generating revenue.
Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our trademarks., page 19

13. We note this risk factor that your trademarks may be infringed. However, on page 43 you disclose that at this stage you do not have any trademarks. Please update this risk factor to make clear that at this stage you do not have any intellectual property protection.
We will rely on other third-party data and live-streaming providers for real-time and accurate data and/or live streams for mobile..., page 20

14. Please disclose the streaming services you use and rely on, as you do on page 36 of the registration statement.
Use of Proceeds, page 25

15. We note you have included "Acquisition of Game Developer" and "Loan Repayment" in
         your Use of Proceeds section. For the planned acquisition, please disclose the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business shall be included. Similarly, for the loan repayment, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-
         term borrowings used for working capital. Refer to Item 504 of Regulation S-K.
 James Knopf
FirstName   LastNameJames Knopf
Gamer Pakistan   Inc
Comapany
April       NameGamer Pakistan Inc
       17, 2023
April 417, 2023 Page 4
Page
FirstName LastName
List of Our Planned Gamer Esports Events in 2023, page 39

16. To the extent you are substantially dependent on any of the university competitions discussed in these sections, or any of the agreements with the universities and organizations listed on page 40, please file the agreements as exhibits to the registration statement. See Item 601(b)(10)(ii) of Regulation S-K.
Facilities, page 43

17. We note your disclosure on page 43 regarding the K2 Gamer and ESP corporate office. To provide additional context to investors, please disclose the duration of the lease.
18. Please clarify what is meant by "virtual facility." Refer to Item 102 of Regulation S-K.
Government Regulation, page 44

19. You disclose that online gambling has gained significant scrutiny in Pakistan, and that gambling is expressly prohibited. You also note that you will be subject to various U.S.
         and foreign laws and regulations that affect your ability to organize and operate your planned mobile esports business. Please disclose the specific existing and probable laws and regulations that are material to an understanding of the business, and how they will effect the business. To the extent that you need government approval for any of your esports operations, please disclose the particular approval(s) required and the status of such approval. See Item 101(h)(4)(viii)-(ix) of Regulation S-K. Material Agreements, page 44

20. We note that you refer to certain of these agreements as "Memorandum of Understanding"
         or "Letter(s) of Intent." Please clarify whether you have signed definitive agreements for each agreement discussed in this section. Please also disclose that status of the
         Memorandum of Understanding with Nick Venezia, and clarify whether you have a financial commitment to provide funding to Newco upon completion of this offering.
Management, page 46

21. We note on page 20 your risk factor describing any disruptions in your network or telecommunications services and the corresponding risks to your e-sports business. Since cybersecurity and cyber-attacks are a potential risk, please also disclose in this section the nature of the board's role in overseeing your cybersecurity risks, including in connection with the company's third party providers.
22. You indicate that multiple people hold the title of CEO and President. Please revise to disclose the executive officers and directors of the registrant (Gamer Pakistan) or otherwise explain how the individuals listed here are related to Gamer Pakistan. Please ensure that the description of business experience covers the past five years. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led
 James Knopf
Gamer Pakistan Inc
April 17, 2023
Page 5
         to the conclusion that the person should serve as director for the registrant in light of the registrant's business and structure. See Item 401 of Regulation S-K. Certain Relationships and Related-Party Transactions, page 53

23. Please include disclosure on a transaction-by-transaction basis for all transactions covered by Item 404(d)(1) of Regulation S-K. Please ensure that you include all of the information required by Item 404.
24. We note that you refer to certain of these agreements as "Memorandum of Understanding"
         or "Letter(s) of Intent." Please clarify whether you have signed definitive agreements for each agreement discussed in this section. Please also disclose that status of the
         Memorandum of Understanding with Nick Venezia, and clarify whether you have a financial commitment to provide funding to Newco upon completion of this offering.
The Nasdaq Capital Market Listing, page 56

25. We note you plan on listing under the ticker "GAMR." However, we note that the ticker
         GAMR is currently being used by Wedbush ETFMG Video Game Tech ETF.
Please
         clarify this discrepancy.
Discounts and Expenses, page 65

26. We note that the line item "Proceeds, before expenses, to us" states "$4.60." We believe this item should be "$3.60," please clarify this discrepancy. Lock-Up Agreements, page 67

27. Please file as an exhibit a form of the lock-up agreement mentioned in this section.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

28. Please tell us why your independent public accounting firm issued a "draft report" opinion on your financial statements or make arrangements for them to revise their report to comply with the requirements of Article 8.01(b)(1) of Regulation S-X, including removing the notion that it is a draft report.
Notes to Financial Statements
Note 8 - Subsequent Events, page F-12

29. You disclose that pursuant to agreements with the three current owners of K2 Gamer, you will acquire 90% of the stock of K2 Gamer upon approval of the proposed transfer by
FirstName LastNameJames Knopf
       the Securities and Exchange Commission of Pakistan and that the transfer is expected to
Comapany
       occurNameGamer
             in March orPakistan
                          April of Inc
                                   2023. Please tell us, and disclose in your
submission, your
       expected
April 17,        accounting
          2023 Page  5      for the transaction.
FirstName LastName
 James Knopf
FirstName   LastNameJames Knopf
Gamer Pakistan   Inc
Comapany
April       NameGamer Pakistan Inc
       17, 2023
April 617, 2023 Page 6
Page
FirstName LastName
30. Regarding the proposed transfer of K2 Gamer to you, please tell us your consideration for providing the information required by Rule 8.04 and 8.05 of Regulation S-X.
31. Please tell us in greater detail the facts and circumstances regarding the assignment to K2
         Gamer by ESP of all of its rights with respect to the exploitation of sports and esports, and your proposed accounting thereof.
General

32. Please file the SII loan as an exhibit. See Item 601(b)(10) of Regulation S-K.
33. We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.
34. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
35. You state on page 1 that references to "Company," "we," "us," "our," "GAMER," or similar references include K2 Gamer. To the extent that you have not completed the acquisition of K2 Gamer, please clarify which statements in the prospectus relate only to
         K2 Gamer. For example, where you state that "we organized and held 27 separate championships," if the championships were organized and held only by K2 Gamer, please specifically disclose this fact.
       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services